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                            June 24, 2024

       Yushun Ting
       President and Chief Executive Officer
       Fashionista Distributor Holdings Inc.
       2F., No. 24, Sec.1, Chongqing N. Rd., Datong Dist.
       Taipei City, Taiwan (R.O.C) 103

                                                        Re: Fashionista
Distributor Holdings Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 13, 2024
                                                            File No. 333-277616

       Dear Yushun Ting:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Risk Factors
       We depend on a few major customers..., page 7

   1. We note your revised disclosure in response to prior comment 1 in which you state that as of the date of the
prospectus the revenues associated with the mentioned six new agreements have been
recognized. It appears from the narrative description of these agreements that the
work associated with them has yet to be performed. Please clarify the status of the work to
be performed for these agreements. If the work is not complete for one or more of these
agreements, explain to us your basis for recognizing the associated revenue.
 Yushun Ting
FirstName
FashionistaLastNameYushun    TingInc.
            Distributor Holdings
Comapany
June       NameFashionista Distributor Holdings Inc.
     24, 2024
June 24,
Page 2 2024 Page 2
FirstName LastName
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Wei Wang